

August 23, 2025

J. Kyle Derham
Chief Executive Officer
Rice Acquisition Corp 3
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

> **Re: Rice Acquisition Corp 3**
> **Draft Registration Statement on Form S-1**
> **Submitted July 29, 2025**
> **CIK No. 0002074872**

Dear J. Kyle Derham:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 29, 2025

General

1. We note your disclosure, on page 24, that the Class A ordinary shares of the SPAC and the Class A units of Opco held by the Sponsor will participate in liquidation payments the same as the Class A ordinary shares included in the public units. We also note that you plan to have your securities listed on the NYSE and that Section 102.06.f of the NYSE Listed Company Manual requires "[T]he AC's [acquisition company's] founding shareholders must waive their rights to participate in any liquidation distribution with respect to all shares of common stock owned by each of them prior to the IPO or purchased in any private placement occurring in conjunction with the IPO, including the common stock underlying any founders' warrants." Please advise us how the Class A units and Class A shares comprising the

Sponsor units "participate in liquidation or other payments" is consistent with the NYSE Listed Company Manual Section 102.06.f or revise your disclosure as appropriate.

2.   We note that the denominator in your redemption calculation includes both the outstanding public Class A shares of Rice Acquisition Corporation 3 and outstanding Class A units of Opco (other than the Class A units held by the SPAC). Please clarify whether the outstanding Class A units of Opco have redemption rights. In addition, we also note that the NYSE Listed Company Manual Section 102.06.b requires "if a shareholder vote on a Business Combination is held, each public shareholder … will have the right … to convert its shares of common stock into a pro rata share of the aggregate amount then on deposit in the trust account…." Please advise us how your redemption calculation, which includes both outstanding Class A shares of Rice Acquisition Corporation 3 and outstanding Class A units of Opco (other than the Class A units held by the SPAC), is consistent with the NYSE Listed Company Manual Section 102.06.b or revise your disclosure as appropriate.

Cover page

3.   Please describe the extent to which the conversion of the Sponsor's 8,750,000 private placement warrants and the conversion of up to $1,500,000 in working capital loans into warrants and their cashless exercise may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

4.   When discussing conflicts of interest in paragraph 9, please expand your statement as to actual or potential material conflicts of interest between purchasers in the offering and the SPAC sponsor and its affiliates, to include promoters. Refer to Item 1602(a)(5) of Regulation S-K.

Summary, page 1

5.   We note that the defined terms "founder units" and "sponsor units" include securities that are not units. The use of such terms to represent securities that are not units may be confusing to investors. Please revise and provide clear disclosure throughout when providing the compensation information in Items 1602(b)(6) and 1603(a)(6) to clearly identify and disclose the full amount of securities issued or to be issued to the sponsor, its affiliates and promoters.

6.   When discussing the potential need to seek additional financing on page 12, please also address how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Compensation of Our Sponsor ..., page 18

7.   Please revise your compensation table, on page 18, to address the anti-dilution protection of founders units upon conversion into Class A ordinary shares at a greater than one-to-one ratio.

Permitted Purchases of Public Shares ...., page 37

8.   We note the disclosure that the purpose of such transactions could be to "vote in favor of the business combination and thereby increase the likelihood of obtaining

shareholder approval of the business combination." Please reconcile with the disclosure on page 17 regarding the letter agreement with the sponsor, officers and directors, which states they have agreed to vote their shares in favor of an initial business combination "except with respect to any such public shares which may not be voted in favor of approving the business combination transaction in accordance with the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto."

Dilution, page 98

9. Please revise to describe, outside of the dilution table, each material potential source of future dilution following the offering by the company. See Item 1602(c) of Regulation S-K.

Signatures, page II-4

10. Please include the signature of the authorized representative in the United States. Refer to the instructions to the Signatures section of Form S-1.

Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lanchi Huynh